UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019    Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - N/A

EXPLANATORY NOTE

As of June 28, 2019, Aspen Insurance Holdings Limited (the “Company”) is a foreign private issuer within the meaning of Rule 405 under the Securities Act of 1933, as amended, and Rule 3b-4 under the Securities Exchange Act of 1934, as amended, and as such will not be subject to the same registration and disclosure requirements applicable to a U.S. domestic issuer going forward.

This Form 6-K of the Company is to amend its current report on Form 8-K filed on February 15, 2019 (the “Original Form 8-K”) to correct a clerical error regarding the version of the “Altered Memorandum of Association” of the Company that was filed as Exhibit 3.1 thereto. The Memorandum of Association filed herewith as Exhibit 3.1 is materially the same as the document referred to as the “Altered Memorandum of Association” in the Original Form 8-K, however, an incorrect version of the document was previously filed. Except for the foregoing, this Form 6-K contains no other changes to the Original Form 8-K.

APPOINTMENT OF DIRECTORS

On July 23, 2019, Mr. Albert Beer and Mr. Bruce Hemphill were appointed to the Company's Board of Directors (the “Board”) as non-executive directors.

Mr. Beer has over 30 years of actuarial and management experience in the insurance industry and previously served as a director of the Company from January 2011 to February 2019, and as director of Aspen Bermuda Limited, a subsidiary of the Company, from July 2014 to present. Mr. Beer previously held various roles at American Re-Insurance Corporation, which included the active supervision of principal financial and accounting officers.

The Board has determined that Mr. Beer is an independent director pursuant to the New York Stock Exchange corporate governance standards applicable to the Company. Mr. Beer has been appointed to the Audit Committee and the Risk Committee.

Mr. Hemphill has over 25 years of experience in the financial services industry and was the Chief Executive Officer of Old Mutual plc during its restructuring, which has been described as the most complex multi‐jurisdictional financial services restructuring in corporate history. He has experience working with multiple boards, governments, regulators, shareholders, bondholders, senior executives and the media across jurisdictions, with extensive financial services company restructuring experience in the United Kingdom, South Africa, the United States, Latin America and Asia. In addition, Mr. Hemphill has extensive senior managerial experience in the United Kingdom, South Africa and the United States. Mr. Hemphill has been appointed to the Risk Committee.

INCORPORATION BY REFERENCE

This report on Form 6-K and Exhibit 3.1 hereto shall be deemed to be filed with the Securities and Exchange Commission (the “SEC”) and incorporated by reference as an exhibit to the Registration Statement of the Company on Form S-3 (File No. 333-231937) filed with the SEC and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit

3.1	Memorandum of Association of Aspen Insurance Holdings Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: July 29, 2019	By:	/s/ Scott Kirk
	Name:	Scott Kirk
	Title:	Chief Financial Officer